SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2011

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated November 24, 2011: Nokia applies for delisting from the Frankfurt Stock Exchange

Nokia Siemens Networks press release dated November 29, 2011: NewNet plans to acquire Nokia Siemens Networks WiMAX business

Nokia Siemens Networks press release dated November 04, 2011: DragonWave plans to acquire Nokia Siemens Networks microwave transport business

STOCK EXCHANGE RELEASE

November 24, 2011

Nokia applies for delisting from the Frankfurt Stock Exchange

Nokia Corporation

Stock exchange release

November 24, 2011 at 09.00 (CET+1)

Espoo, Finland - Nokia has decided to apply for the delisting of Nokia’s shares from the Frankfurt Stock Exchange due to the decreased trading volumes of Nokia shares at the exchange. The application for the delisting will be made to the Management Board of Frankfurt Stock Exchange. Subject to approval, the final day of trading of Nokia shares on the Frankfurt Stock Exchange is estimated to be during the first half of 2012.

Nokia’s trading volumes on the Frankfurt Stock Exchange have decreased during the years and currently represent only a small percentage of the total global trading volumes of the Nokia share. In 2003, 2004 and 2007 Nokia delisted from the stock exchanges in London, Paris and Stockholm respectively. Nokia shares will continue to be traded within the Eurozone on the NASDAQ OMX Helsinki Stock Exchange and in the United States in the form of American Depositary Shares on the New York Stock Exchange (NYSE).

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland / Shelton, Connecticut — November 29, 2011

NewNet plans to acquire Nokia Siemens Networks WiMAX business

NewNet Communication Technologies, LLC, a Skyview Capital, LLC portfolio company, announced today that the company plans to acquire the former Motorola Solutions’ WiMAX business from Nokia Siemens Networks. Under the terms of the agreement, NewNet would acquire the complete WiMAX product portfolio, the related employees and assets, as well as active customer and supplier contracts. Approximately 300 Nokia Siemens Networks employees would transfer to NewNet. The companies expect to close before December 31, 2011.

“The addition of the WiMAX business would enhance the breadth of NewNet’s product portfolio, R&D capabilities, customer relationships and our overall market position in providing wireless infrastructure solutions to carriers on a global basis. We are thrilled at the prospect of welcoming a world-class group of WiMAX pioneers and thought leaders to the NewNet team,” said Ron Pyles, president and CEO of NewNet. “NewNet recognizes there is enormous potential in providing outstanding products, support and services to operators who have already invested heavily in WiMAX technologies as well as those who will do so in the future. We are committed to serving the market with an industry leading roadmap and innovative product migration options.”

“We believe that our current WiMAX customers would receive the highest quality products, services and sales support from NewNet,” said Marc Rouanne, head of Network Systems, Nokia Siemens Networks. “This transaction would also provide an excellent opportunity for our WiMAX employees. We have great confidence in NewNet’s plans to become a major WiMAX infrastructure provider. The company has a solid track record in acquiring telecommunication businesses and driving revenue growth.”

“This transaction represents a significant milestone in our strategy of building a strong global presence in the telecommunications marketplace through NewNet Communication Technologies”, said Alex Soltani, chairman and CEO of Skyview Capital. “We are very excited about the WiMAX market opportunity and are fully committed to supporting Ron and his team as they evolve the business into a global leadership position.”

As a part of the transaction the companies expect to transition approximately 300 globally deployed Nokia Siemens Networks employees to NewNet. Many of these employees are based in suburban Chicago, USA and Hangzhou, China. Nokia Siemens Networks and NewNet believe this acquisition would provide transferring employees with attractive professional growth opportunities in a solid, technologically advanced company that has an on-going focus within their core areas of expertise.

Specific terms of the transaction were not disclosed.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile,

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks

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fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. For more information please visit www.nokiasiemensnetworks.com.

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

About NewNet Communication Technologies, LLC

NewNet Communication Technologies, LLC is a leading provider of innovative solutions for next generation mobile and fixed line networks. NewNet enables global telecom operators and equipment manufacturers to rapidly develop and deploy cutting edge, revenue-generating applications that deliver feature-rich, value added services. Recognized as a trusted leader in the carrier applications market for over 20 years, NewNet has been synonymous with telecom product excellence and development expertise. The company is committed to providing unparalleled service to its customers. With installations in major carrier networks in over 70 countries, NewNet’s product offerings include: Mercury, the industry’s most complete purpose-built, mobile multimedia content delivery platform; TraxcomSecure® electronic transaction processing solutions, which deliver services such as mobile payments, e-banking, and e-commerce; and the Total Control PDSN platform, which provides economic delivery of premium mobile data services in CDMA networks. Other products include SS7, the world’s first standards-based signalling platform, and a short message service center (SMSC), which has been deployed in more than 200 wireless networks worldwide. The company is headquartered in the USA, with sales and support teams located around the world. For more information, visit www.newnet.com.

About Skyview Capital, LLC

Skyview Capital, LLC, is a private investment firm headquartered in Beverly Hills, California, which specializes in the acquisition and management of “systems critical” businesses in the areas of technology, telecommunications, business services, and niche manufacturing. By leveraging its operational capabilities and financial strength, Skyview systematically enhances the long-term value of the companies it acquires. For more information, visit www.skyviewcapital.com.

Safe Harbor Statement

Except for historical information contained herein, the statements in this release are forward-looking and may involve a number of risks and uncertainties. Forward-looking statements are based on information available to management at the time, and such forward-looking statements involve judgments. Such forward-looking statements include, but are not limited to, statements regarding the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the benefits of such transaction; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; any statements regarding general industry conditions and competition.

Forward-looking statements include expressions such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “plan,” “predict,” “will,” and similar terms and expressions. These forward-looking statements are made based on expectations and beliefs concerning future events affecting the company and are subject to various risks, uncertainties and other factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond management control, and that could cause actual results to differ materially from estimated results expressed in or implied by these forward-looking statements. Such risks and uncertainties include, but are not limited to, the risks to both companies that the acquisition of the WiMAX business will not be consummated within the stated time frame because of the inability to satisfy closing conditions including obtaining needed regulatory approvals in various jurisdictions; the requirement that NewNet

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establish local entities to receive the acquired assets of the WiMAX business; and compliance with local employee related laws as well as, in respect of Nokia Corporation including Nokia Siemens Networks, the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors”. Forward-looking statements made in this release, or elsewhere, speak only as of the date on which the statements were made. New risks and uncertainties arise from time to time, and it is impossible for management to predict these events or how they may affect the company or anticipated results. All forward-looking statements are qualified in their entirety by this cautionary statement. In light of these risks and uncertainties, readers should keep in mind that any forward-looking statement made in this release may not occur. The companies have no duty or obligation to, and do not intend to, update or otherwise revise any forward-looking statements, whether as a result of new information, future events or other factors, except as may be required by law. Readers are cautioned not to place undue reliance on forward-looking statements.

Media Contacts

Nokia Siemens Networks

Kathy Wiesner

Media & Industry Analyst Relations

E-mail: kathy.wiesner@nsn.com

Tel: +1 847 875 0166

Press Office

E-mail: mediarelations@nsn.com

Tel: +358 7180 31451

NewNet Communication Technologies

Prasad Kallur

EVP PLM & Marketing

E-mail: prasad.kallur@newnet.com

Tel: +1 214 850 1643

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Press Release

Espoo, Finland / Ottawa, Canada — November 4, 2011

DragonWave plans to acquire Nokia Siemens Networks microwave transport business

Companies also plan strategic technology and supply relationship

DragonWave, Inc. (TSX: DWI; NASDAQ: DRWI) plans to acquire Nokia Siemens Networks’ microwave transport business, including its associated operational support systems (OSS) and related support functions (the “business”). Under the terms of the “Master Acquisition Agreement” signed today, as well as acquiring the business, DragonWave would also become the preferred, strategic supplier to Nokia Siemens Networks of packet microwave and related products, and the companies would jointly coordinate technology development activities. The planned transaction is subject to any applicable regulatory, exchange and third party approvals, a consultation process with trade union representatives, and other customary terms and conditions.

Nokia Siemens Networks and DragonWave believe the proposed acquisition and supply agreements would accelerate innovation in backhaul products, supporting world class microwave solutions for mobile operators. The companies aim to complete the planned acquisition and supply agreements in the first quarter 2012 (the “closing date”).

Following the proposed acquisition, Nokia Siemens Networks would retain responsibility for its existing solution sales and associated services for microwave transport, while DragonWave would be responsible for the product line, including R&D, product management and operations functions.

“Through this strategic relationship, customers would continue to receive high-quality services and sales support from Nokia Siemens Networks, while DragonWave’s best of breed products would ensure they have access to industry leading technology,” said Marc Rouanne, head of Network Systems, Nokia Siemens Networks. “Our intention is to capitalize on DragonWave’s proven capabilities for innovative product development and focus on our end-to-end solutions.”

“DragonWave is very proud to partner with Nokia Siemens Networks. We hope to welcome new employees as a valuable addition to the DragonWave team,” said Peter Allen, president & chief executive officer of DragonWave. “This relationship is transformational, giving us the ability to serve customers who want to access an integrated solution. In addition, it provides DragonWave an expanded technology base to address those customers who wish to purchase stand-alone best-in-breed products. Our increased scale, diversity and customer footprint, coupled with significantly enhanced resources and capabilities, will provide a solid foundation for faster innovation and broader market penetration.”

The consideration paid by DragonWave on closing will include approximately 10 million euros in cash subject to customary purchase price adjustments and 5 million euros worth of DragonWave common shares which will be subject to a lock-up agreement restricting sale or disposition of the shares (subject to customary exceptions) for 24 months. DragonWave will also assume employee liabilities of approximately 10 million euros and will enter into a

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

capital asset lease arrangement for approximately 5 million euros. The terms of the Master Acquisition Agreement also provides for sales performance based earn-out payments to be made following closing. The hardware and basic software earn-out period runs for 18 months following closing and the earn-out period on application software upgrades runs for four years following closing. The earn-out payments could raise the value of the transaction by approximately 80 million euros.

DragonWave expects to finance the transaction through a combination of cash on its balance sheet and increased debt facilities provided by Comerica Bank and Export Development Canada. Such debt facilities are subject to conditions and will be entered into on, and subject to, closing of the acquisition.

The planned deal would substantially broaden and strengthen DragonWave’s product presence in major mobile operators throughout the world through Nokia Siemens Networks’ extensive global sales channel.

As part of the proposed acquisition, the companies expect approximately 360 Nokia Siemens Networks employees, mainly based in Milan, Italy and Shanghai, China, to transfer to DragonWave. The companies will shortly enter into consultation regarding the proposed acquisition with employees and employee representatives in accordance with applicable law provisions and relevant timelines.

Both Nokia Siemens Networks and DragonWave believe the planned acquisition would provide transferring employees with attractive new opportunities in a solid, technologically advanced company, with its focus on their core areas of expertise.

This planned deal is a “significant acquisition” for DragonWave under applicable securities laws and, accordingly, DragonWave will file a Business Acquisition Report within 75 days of closing. Canaccord Genuity Corp. acted as exclusive financial advisor to DragonWave.

Conference Call and Webcast

DragonWave will host a conference call and webcast beginning at 08:30 a.m. (Eastern Time) on Friday, November 4, 2011.

Toll-free North America Dial-in: 866 393 0571

International Dial-in: +1 760 536 8545

The live webcast will be available: http://investor.dragonwaveinc.com/events.cfm.

An archive of the webcast will be available at the same link.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-looking statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, statements as to the plans and terms of the transaction between Nokia Siemens Networks and DragonWave (referred to below as the “transaction”); DragonWave’s growth opportunities as a result of the proposed transaction; the potential benefits of such transaction to either Nokia Siemens Networks and DragonWave (referred to below as the “parties”) and expectations regarding the future business relationship between the parties. Forward-looking statements are based on certain assumptions, including the parties’ beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; expectations regarding potential synergies and prospects for the business if the transaction is closed and statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. The proposed transaction is subject to risks, including: the risks that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that if the transaction is completed, that expected synergies will not materialize, that unexpected costs will be incurred to integrate the business, or that end-customer demand will not meet expectations. In particular, the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation regulatory approvals and no occurrence of a material adverse effect. These approvals may not be obtained and/or the other conditions to the transaction may not be satisfied, in which case the proposed transaction could be modified, restructured or terminated. Other risks relating to Nokia Corporation including Nokia Siemens Networks are specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under item 3D “Risk Factors”. Other risks relating to DragonWave’s business and industry, and risks associated with acquisitions generally, can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements. The risks referred to above, as well as others, could cause actual results and events to vary materially. The parties assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nokia Siemens Networks

Johanna Harjula

Media Relations

E-mail: johanna.harjula@nsn.com

Tel: +358 7180 31399

Press Office

E-mail: mediarelations@nsn.com

Tel: +358 7180 31451

DragonWave Inc.

Nadine Kittle

Marketing Communications

E-mail: nkittle@dragonwaveinc.com

Tel: +1 613 599 9991 ext 2262

Investor Relations

John Lawlor

VP Investor Relations

E-mail: jlawlor@dragonwaveinc.com

Tel: +1 613 895 7000

Interprose Public Relations (for DragonWave)

Becky Obbema

E-mail: Becky.Obbema@interprosepr.com

Tel: +1 408 778 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2011		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate & Securities, Legal & IP